UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549	SEC FILE NUMBER 001-33112
FORM 12B-25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 25402T107

(Check One):	Form 10-K	Form 20-F	Form 11-K	☒ Form 10-Q	Form 10D	Form N-SAR
Form N-CSR

For Period Ended:  March 31, 2011

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Diguang International Development Co., Ltd.

Full name of Registrant

Former Name if Applicable

23rd Floor, Building A, Galaxy Century Building, 3069 Caitan Road

Address of Principal Executive Office (Street and number)

Futian District, Shenzhen, 518026, The People’s Republic of China

City, State and Zip Code

PART II — RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the Fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As disclosed in the Current Report on Form 8-K filed by Diguang International Development Co., Ltd. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 10, 2011, the Company reported that its independent registered public accounting firm, BDO China Li Xin Da Hua CPA Co., Ltd. (“BDO China LXDH”)  has decided not to stand for re-election as the independent registered public accounting firm of the Company for fiscal year 2011, and has terminated the client-auditor relationship between itself and the Company with effect from May 4, 2011.

The Company is currently in the process of interviewing possible replacement accounting firms.  Because of the termination of the client-auditor relationship with BDO China LXDH and the time required by the Company to look for a suitable replacement accounting firm, the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 with the SEC on May 16, 2011, the prescribed due date.  The Company does not expect that such filing will be made within the extension period provided for under Rule 12b-25.  The delay could not be eliminated without unreasonable effort or expense.  The Company’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2011 will be filed as soon as practicable after the Company has appointed a new independent registered public accounting firm.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Li Junjiang	86	(755) 2655 3152-8888
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s) ☒ Yes    No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Diguang International Development Co., Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 16, 2011	By: /s/ Song Yi
Name: Song Yi
Title: Chairman and Chief Executive Officer